Exhibit 99.2

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

                       FUNDTECH LTD. AND ITS SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                                 (In Thousands)

                                                                 September 30,       December 31,
                                                                     2002               2001
                                                                 ------------        -----------
ASSETS

Current assets:
 Cash & cash equivalents                                          $  32,715          $  39,923
 Marketable securities                                                7,903              5,462
 Trade receivables, net                                              16,411             18,193
 Other accounts receivable and prepaid expenses                       2,206              1,406
 Inventories                                                             50                 24
                                                                  ---------          ---------

  Total current assets                                               59,285             65,008

 Long term trade receivables, net                                     2,060              2,679
 Long term lease deposits                                               666                607
 Property and equipment, net                                          7,591              9,276
 Goodwill, net                                                       11,149             10,523
 Other assets, net                                                   12,360             13,550
                                                                  ---------          ---------

  Total assets                                                    $  93,111          $ 101,643
                                                                  =========          =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Current liabilities:
 Trade payables                                                   $   1,102          $   2,254
 Deferred revenues                                                    4,620              1,389
 Accrued non-recurring expenses                                         944                634
 Employee and payroll accruals                                        2,589              2,393
 Other accounts payable and accrued expenses                          3,261              3,132
                                                                  ---------          ---------

  Total current liabilities                                          12,516              9,802

Accrued severance pay                                                    58                 93
Accrued non-recurring expenses                                          543                528
                                                                  ---------          ---------

  Total liabilities                                                  13,117             10,423
                                                                  ---------          ---------

Shareholders' equity:
 Share capital                                                           43                 43
 Additional paid-in capital                                         139,851            139,708
 Accumulated other comprehensive income (loss)                           84             (1,140)
 Accumulated deficit                                                (59,896)           (47,391)
 Treasury stock, at cost                                                (88)              --
                                                                  ---------          ---------

  Total shareholders' equity                                         79,994             91,220
                                                                  ---------          ---------

  Total liabilities and shareholders' equity                      $  93,111          $ 101,643
                                                                  =========          =========


Note: Certain prior year amounts have been reclassified to conform to current year presentation.


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

                                     FUNDTECH LTD. AND ITS SUBSIDIARIES
                                    Consolidated Statements of Operations
                               (In Thousands, Except Share and Per Share Data)


                                                                         Three Months Ended             Nine Months Ended
                                                                            September 30,                 September 30,
                                                                       2002            2001            2002            2001
                                                                   ------------    ------------    ------------    ------------
Revenues:

 Software license fees                                             $      2,668    $      3,861    $      6,944    $     14,643
 Maintenance                                                              3,079           3,104           9,075           8,569
 Services                                                                 3,839           3,526          11,780          11,328
 Hardware sales                                                             103              73             386             289
                                                                   ------------    ------------    ------------    ------------

  Total Revenues                                                          9,689          10,564          28,185          34,829
                                                                   ------------    ------------    ------------    ------------

Operating expenses:
 Software licenses costs                                                    132             223             405             824
 Maintenance and services costs                                           4,062           4,602          12,088          14,400
 Hardware costs                                                              82              58             300             231
 Software development                                                     3,534           5,479          11,715          14,426
 Selling and marketing, net                                               2,444           2,743           7,422           8,084
 General and administrative [A]                                           2,071           5,866           6,132          10,365
 Amortization of capitalized labor                                          394            --               788            --
 Amortization of acquisition-related goodwill                              --               416            --             1,234
 Amortization of other intangible assets                                    231             216             677             651
 Non-recurring expenses                                                   1,511             281           1,514           3,754
                                                                   ------------    ------------    ------------    ------------

  Total operating expenses                                               14,461          19,884          41,041          53,969
                                                                   ------------    ------------    ------------    ------------

Operating income (loss)                                                  (4,772)         (9,320)        (12,856)        (19,140)

 Non-operating income/(expenses)                                             13          (5,116)            351          (2,892)
                                                                   ------------    ------------    ------------    ------------

   Net income (loss)                                               $     (4,759)   $    (14,436)   $    (12,505)   $    (22,032)
                                                                   ============    ============    ============    ============
Net income (loss) per share:
 Net income (loss) used in
  computing income per share                                       $     (4,759)   $    (14,436)   $    (12,505)   $    (22,032)
 Basic income (loss) per share                                     $      (0.33)   $      (1.02)   $      (0.88)   $      (1.55)
 Diluted income (loss) per share                                   $      (0.33)   $      (1.02)   $      (0.88)   $      (1.55)

Shares used in computing :
 Basic income (loss) per share                                       14,293,935      14,221,605      14,285,242      14,197,448
 Diluted income (loss) per share                                     14,293,935      14,221,605      14,285,242      14,197,448

Adjusted net income (loss) per share:
 Adjusted net income used in computing income per share [B]        $     (2,623)   $         --    $     (9,526)   $         --
 Adjusted net income used in computing income per share [C]        $         --    $     (4,439)   $         --    $     (6,952)
 Adjusted net income (loss)  per share                             $      (0.18)   $      (0.31)   $      (0.67)   $      (0.49)

Shares used in computing :
 Adjusted net income (loss) per share                              $ 14,293,935      14,221,605      14,285,242      14,197,448

Other Data:
 Depreciation                                                      $        896    $      1,028    $      2,677    $      2,908
 EBITDA [D]                                                              (1,740)         (7,379)         (7,200)        (10,593)

Note: Certain prior year amounts have been reclassified to conform to current year presentation.

[A] Includes provision for doubtful accounts of $165, $3,053, for the three months ended September 30, 2002 and 2001, respectively, and $346 and $3,410 for the nine months ended September 30, 2002 and 2001, respectively.

[B] Adjusted net income per share in 2002 has been adjusted to exclude the effects of amortization of capitalized labor, amortization of other intangible assets and non-recurring expenses.

[C] Adjusted net income per share in 2001 has been adjusted to exclude the effects of provision for doubtful accounts, amortization of acquisition-related goodwill, amortization of other intangible assets, non-recurring expenses and impairment of and loss on marketable securities.

[D] EBITDA is calculated by the result of operating income (loss) excluding depreciation, amortization and non-recurring expenses.

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

                                    FUNDTECH LTD. AND ITS SUBSIDIARIES
                                   Consolidated Statement of Cash Flows
                                           (In Thousands)

                                                                                    Nine Months Ended      Three Months Ended
                                                                                       September 30,         September 30,
                                                                                   2002           2001           2002
                                                                                 --------       --------       --------

CASH FLOWS FROM OPERATIONS:

 Net income (loss)                                                               $(12,505)      $(22,032)      $ (4,759)
 Adjustments to reconcile net income to net cash used
  in operating activities:
  Depreciation and amortization                                                     4,131          4,804          1,521
  Impairment and realized losses on available for sale marketable securities          171          6,031            124
  Impairment charges                                                                 --            1,035           --
  Decrease (increase) in trade receivables and long term-trade receivables          2,097         (2,775)         2,238
  Decrease (increase) in other  current assets                                       (758)           357            (39)
  Decrease in trade payables                                                       (1,175)        (1,630)          (344)
  Increase (decrease) in deferred revenues and accrued expenses                     3,310          6,612         (3,062)
  Increase in accrued non-recurring expenses                                          325          1,425            920
  Accrued severance pay, net                                                          (35)           (23)            (9)
  Capital loss on sales of property and equipment                                       9           --             --
  Amortization of deferred stock compensation                                        --               32           --
  Provision for doubtful accounts                                                     346          3,410            165
                                                                                 --------       --------       --------

    Net cash provided by (used in) operations                                      (4,084)        (2,754)        (3,245)
                                                                                 --------       --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                                  (870)        (1,694)          (194)
 Investments in long-term lease deposits                                              (59)          (218)            (5)
 Proceeds from sale of property and equipment                                          32           --                8
 Proceeds from sale of short term bank deposits                                      --            3,170           --
 Capitalization of software development costs                                        --           (5,104)          --
 Investment in marketable securities                                               (5,146)        (2,583)        (5,146)
 Proceeds from sale marketable securities                                           2,534           --              705
                                                                                 --------       --------       --------

   Net cash provided by (used in) investing activities                             (3,509)        (6,429)        (4,632)
                                                                                 --------       --------       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the issuance of share capital and
  exercise of stock options and warrants, net                                         143            178             78
 Investment in treasury stock, at cost                                                (88)          --             --
                                                                                 --------       --------       --------

   Net cash provided by financing activities                                           55            178             78
                                                                                 --------       --------       --------

Effect of exchange rate on cash and cash equivalents                                  330             55              4
                                                                                 --------       --------       --------

Increase (decrease) in cash and cash equivalents                                   (7,208)        (8,950)        (7,795)
Cash and cash equivalents at the beginning of the period                           39,923         18,116         40,510
                                                                                 --------       --------       --------

Cash and cash equivalents at the end of the period                               $ 32,715       $  9,166       $ 32,715
                                                                                 ========       ========       ========
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